Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 18, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                    No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated June 22, 2007 entitled ‘Transaction in Own Securities’

2.	Stock Exchange Announcement dated July 9, 2007 entitled ‘Vodafone Group Plc (“the Company”)

3.	Stock Exchange Announcement dated July 18, 2007 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated July 19, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated August 3, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated August 6, 2007 entitled ‘Vodafone Group Plc (“the Company”)

7.	Stock Exchange Announcement dated August 7, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated August 8, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.	Stock Exchange Announcement dated August 9, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated August 10, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.	Stock Exchange Announcement dated August 15, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated August 15, 2007 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

13.	Stock Exchange Announcement dated August 15, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.	Stock Exchange Announcement dated August 16, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated August 17, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated August 22, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated August 24, 2007 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated August 31, 2007 entitled ‘Transaction in Own Securities – Voting rights and Capital’

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 June 2007

Number of ordinary shares transferred:	388,010

Highest transfer price per share:	163.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,216,992,190 of its ordinary shares in treasury and has 52,921,329,592 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award shares (1)	No. of shares sold (2)	No. of shares retained (3)
Andrew Halford*	135,617	55,752	79,865
Paul Donovan	199,370	81,956	117,414
Frank Rövekamp	103,801	54,121	49,680

* Denotes Director of the Company

(1)

The Trustees of the Vodafone Group Employee Share Trust have resolved to release these shares following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 100% of the shares comprised in the award have vested. The awards were granted on 5 July 2004 in accordance with the 1999 Long Term Stock Incentive Plan and the Vodafone Group Global Long Term Incentive Plan (Performance Shares).

(2)

The figures in column B are the number of shares out of those listed in column A that the Company has been advised by HBOS Employee Equity Solutions (“HBOS EES”) were sold by the Trustees on 5 July 2007. These share sales were made at 163.5 pence per share on behalf of the directors / PDMRs to satisfy the tax liabilities arising on the release of the shares to the directors /PDMRs.

(3)

The figures in column C are the net number of shares that the Company has been advised by HBOS EES were on 5 July 2007 transferred from the Trustees to the directors in satisfaction of the vesting of the award of shares disclosed in column A.

As a result of the above, the interest in shares (excluding share options and unvested incentive shares) of the following Director has increased to the following:

Andrew Halford                   754,522

The Company was notified of these changes on 6 July 2007.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 July 2007

Number of ordinary shares transferred:	310,218

Highest transfer price per share:	163.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,192,560,309 of its ordinary shares in treasury and has 53,000,495,263 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 July 2007

Number of ordinary shares transferred:	214,988

Highest transfer price per share:	163.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,192,345,321 of its ordinary shares in treasury and has 53,007,206,484 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 August 2007

Number of ordinary shares transferred:	235,286

Highest transfer price per share:	151.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,191,451,677 of its ordinary shares in treasury and has 53,013,223,744 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 6 August 2007 by Computershare Investor Services PLC that on 3 August 2007 Mr A P Harper, a person discharging managerial responsibilities, acquired an interest in 16,447 shares of US$0.11 3/7 each in the Company, through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 155.89p.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 August 2007

Number of ordinary shares transferred:	23,001

Highest transfer price per share:	156.6p

Lowest transfer price per share:	150.4p

Following the above transfer, Vodafone holds 5,191,428,676 of its ordinary shares in treasury and has 53,013,463,506 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 7 August 2007 by HBOS Employee Equity Solutions that on 3 August 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 156p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan and the Vodafone Group Plc Vested Share Account:

Arun Sarin*	9
Paul Michael Donovan	1,232
Alan Paul Harper	343
Terry Dean Kramer	141
Frank Rövekamp	9
Stephen Roy Scott	343

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 August 2007

Number of ordinary shares transferred:	57,363

Highest transfer price per share:	158.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,191,371,313 of its ordinary shares in treasury and has 53,013,744,901 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 10 August 2007 by HBOS Employee Equity Solutions that on 3 August 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 156p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Global Incentive Plan:

Arun Sarin*	18,105
Andrew Nigel Halford*	7,041
Paul Michael Donovan	7,399
Frank Rövekamp	1,414

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 August 2007

Number of ordinary shares transferred:	53,653

Highest transfer price per share:	160.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,191,317,660 of its ordinary shares in treasury and has 53,015,020,292 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Vodafone Group Plc

2.	Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation (iii):
Legal & General Group Plc (L&G)

4.	Full name of shareholder(s) (if different from 3.) (iv):
Legal & General Assurance (Pensions Management) Limited (PMC)

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
08/08/07

6.	Date on which issuer notified:
14/08/07

7.	Threshold(s) that is/are crossed or reached:
From 3% - 4% (L&G)

8.	Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,108,462,814	2,108,462,814
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,146,711,108	2,146,711,108		4.04
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

2,146,713,408	4.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,146,713,408– 4.04% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,717,928,910 – 3.24% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,717,928,910 – 3.24% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.	Name of the proxy holder:
N/A

11.	Number of voting rights proxy holder will cease to hold:
N/A

12.	Date on which proxy holder will cease to hold voting rights:
N/A

13.	Additional information:
Using the total voting rights figure of 53,013,744,901

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14.	Contact name:
Helen Lewis (LGIM)

15.	Contact telephone number:
020 7528 6742

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 August 2007 by HBOS Employee Equity Solutions that on 10 August 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 153p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	162
Paul Michael Donovan	162
Alan Paul Harper	162
Terry Dean Kramer	164
Simon David Lewis	116
Stephen Roy Scott	162

* Denotes Director of the Company

Philip Howie
Deputy Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R (1), I have to inform you that the following director and PDMRs, acquired an interest in the ordinary of shares of US$0.11 3/7 each of the Company, through their participation in a Dividend Reinvestment Plan.

	A	B

John Buchanan*	5,375
Alan Paul Harper	-	95
Stephen Roy Scott	-	98

* Denotes Director of the Company

(1) The Company was advised on 14 August 2007 by UBS Wealth Management that on 3 August 2007, Mr J Buchanan acquired an interest in the number of shares shown in column A at a price of 155.89p per share.

(2) The Company was advised on 15 August 2007 by NatWest ISA and PEP office that on 6 August 2007, the numbers of shares shown in column B were acquired by the PDMRs at a price of 162.089p per share.

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 August 2007

Number of ordinary shares transferred:	259,630

Highest transfer price per share:	158.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,191,058,030 of its ordinary shares in treasury and has 53,015,949,853 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 August 2007

Number of ordinary shares transferred:	52,162

Highest transfer price per share:	157.6p

Lowest transfer price per share:	151.7p

Following the above transfer, Vodafone holds 5,191,005,868 of its ordinary shares in treasury and has 53,016,004,563 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 August 2007

Number of ordinary shares transferred:	76,515

Highest transfer price per share:	156.4p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,190,929,353 of its ordinary shares in treasury and has 53,016,145,219 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 August 2007

Number of ordinary shares transferred:	87,175

Highest transfer price per share:	157.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,190,842,178 of its ordinary shares in treasury and has 58,208,156,369 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone  has 53,017,314,191  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,017,314,191.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 18, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary